# ING CORPORATE VUL
# ING SVUL-CV
# ING VUL-CV
# ING VUL-ECV

**FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES**
issued by
**SECURITY LIFE OF DENVER INSURANCE COMPANY**
and its
**SECURITY LIFE SEPARATE ACCOUNT L1**

## Supplement Dated June 24, 2009

This supplement amends certain information contained in your prospectus dated May 1, 2009, as supplemented. Please read it carefully and keep it with your prospectus for future reference.

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## IMPORTANT INFORMATION ABOUT THE
## ING U.S. BOND INDEX PORTFOLIO

On May 4, 2009, Lehman Brothers Asset Management LLC, as subadviser to the ING U.S. Bond Index Portfolio, was renamed Neuberger Berman Fixed Income LLC. Accordingly, all references in the prospectus to Lehman Brothers Asset Management LLC are to be replaced with Neuberger Berman Fixed Income LLC.